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                              FOR IMMEDIATE RELEASE


Contacts:
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Investors (U.S.)         Investors:  (Europe)          Media:
Jack Howarth             Emer Reynolds                 Sunny Uberoi
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         800-252-3526             080028352600                  800-252-3526


      ELAN TO RESTRUCTURE ITS AVINZA(TM)LICENSE AGREEMENT FOR $100 MILLION
             AND SELL 2.2 MILLION SHARES IN LIGAND FOR $20 MILLION

DUBLIN, Ireland, November 12, 2002 - - Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has agreed to amend the terms of its development, license and supply agreement with Ligand Pharmaceuticals, Inc. ("Ligand") regarding Avinza(TM), a once-daily oral form of morphine. Under the terms of the amendment, Elan and certain of its affiliates will receive, upon closing, a cash payment of $100 million in return for a reduction in the ongoing royalty rate from the current level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan will forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the U.S. and Canada. Elan will continue to manufacture the product in its Gainesville facility.

The amendment will become effective if Ligand is successful in raising sufficient funds over the next several weeks to make the cash payment to Elan. In the event that Ligand is unsuccessful in raising sufficient funds, the amendment will not become effective and the existing agreement will remain unchanged.

Elan recorded revenue of approximately $4.7 million in respect of its royalty on Avinza for the period from its launch in the second quarter of 2002 through September 30, 2002.


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The carrying value of the Avinza intangible assets as at September 30, 2002 amounted to $16.2 million.

Share Sale


Separately, Elan, through its affiliates, will realise $20.0 million in cash from the sale of approximately 2.2 million of its 14.5 million Ligand shares to Ligand at $9.00 per share. Elan has also agreed to a 180-day lock-up period in respect of 11.8 million of its 12.2 million retained shares in Ligand. Certain provisions of Elan's registration rights for these 11.8 million Ligand shares have been amended to ensure any future distributions are managed in an orderly manner. The share sale is not subject to any Ligand financing contingency.

"We continue with our commitment to maximise the value of our assets through this agreement. Importantly, the actions we have taken with respect to Elan's equity position in Ligand highlight our commitment to manage the value of our financial assets in an orderly manner and we look forward to continuing to work with Ligand in this regard," commented Dr. Garo Armen, chairman of Elan.

Elan licensed the U.S. and Canadian marketing rights for Avinza to Ligand in November 1998. The product, which incorporates Elan's proprietary SODAS(TM) (Spheroidal Oral Drug Absorption System) technology, was subsequently approved by the U.S. Food and Drug Administration ("FDA") in March 2002 and was launched by Ligand in the U.S. in the second quarter of 2002.

Under the terms of the development, license and supply agreement signed in 1998, Elan received an up-front cash payment on signing and further milestone payments upon the achievement of various clinical, regulatory and other events. Additionally, the agreement provided for a royalty equal to 30.0% and 32.5% of net sales in the first and second year after launch, respectively, and 35% of net sales thereafter and Elan retained an option for


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twelve months post-FDA approval to negotiate a co-promotion agreement for the product with Ligand.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the amendment to the development, license and supply agreement with Ligand will become effective, that if the revenue is received from this transaction it will have a material contribution to Elan's efforts to, or predict or guarantee Elan's ability to, raise substantial proceeds from the divestment of assets. A further list of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise.